UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _________________________________
FORM 11-K
 _________________________________
[Mark One]

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from____to_____
Commission File Number 01-13697

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
(Full title of the Plan)
MOHAWK INDUSTRIES, INC.
(Name of the issuer of the securities held pursuant to the Plan)
160 S. Industrial Blvd.
Calhoun, Georgia 30701
(Address of principal executive offices)

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Index to Financial Statements, Supplemental Schedule and Exhibit

Item:
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Plan Benefits as of December 31, 2013 and 2012
Statements of Changes in Net Assets Available for Plan Benefits for the Years ended December 31, 2013 and 2012
Notes to Financial Statements
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions – December 31, 2013
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2013
Signatures
Exhibits

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Mohawk Carpet, LLC
Retirement Savings Plan II:

We have audited the accompanying statements of net assets available for plan benefits of the Mohawk Carpet, LLC Retirement Savings Plan II (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions and schedule of assets (held at end of year), as of December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Atlanta, Georgia
June 20, 2014

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Statements of Net Assets Available for Plan Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value
Plan's interest in Master Trust, at fair value (notes 1, 5 and 6)	$538,547,970	441,192,456
Receivables
Notes receivable from participants (note 2)	14,495,577	12,955,557
Contributions receivable from employer	67,526	55,226
Contributions receivable from participants	238,816	193,021
Total receivables	14,801,919	13,203,804
Net assets available for plan benefits before adjustment	553,349,889	454,396,260
Adjustment from fair value to contract value for Plan's interest in Master Trust related to fully benefit-responsive investment contracts	(1,432,502)	(2,797,121)
Net assets available for plan benefits	$551,917,387	451,599,139
See accompanying notes to financial statements.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2013 and 2012

	2013	2012
Additions:
Investment income:
Interest income on notes receivable from participants	$582,359	567,121
Plan's interest in income of Master Trust (notes 1, 5 and 6)	92,933,548	51,565,149
Net investment income	93,515,907	52,132,270
Contributions from employer	10,703,452	10,067,437
Contributions from participants	28,455,393	26,893,974
Total additions	132,674,752	89,093,681
Deductions:
Distributions to participants	54,388,974	40,891,208
Administrative expenses	238,378	192,930
Total deductions	54,627,352	41,084,138
Net increase in net assets available for plan benefits before transfers to/from other Mohawk Carpet, LLC Plans	78,047,400	48,009,543
Transfers:
Transfer of assets from the Pergo Plan (note 2)	6,679,314	—
Transfer of assets from the Marazzi Plans (note 2)	14,569,442	—
Net transfers between affiliated plans (note 9)	1,022,092	529,466
Net increase in net assets available for plan benefits	100,318,248	48,539,009
Net assets available for plan benefits at beginning of year	451,599,139	403,060,130
Net assets available for plan benefits at end of year	$551,917,387	451,599,139
See accompanying notes to financial statements.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Notes to Financial Statements
December 31, 2013 and 2012

(1) Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Mohawk Carpet, LLC Retirement Savings Plan II (the Plan) in preparing its financial statements.

(a)	Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments
The Mohawk Carpet, LLC Retirement Savings Plan and Mohawk Carpet, LLC Retirement Savings Plan II Master Trust (Master Trust) was established on January 1, 2007. As of December 31, 2013 and 2012, the Plan’s investment consist of its interest in the net assets of the Master Trust. The Master Trust is an arrangement by which investments of the Plan and one other Mohawk Carpet, LLC defined-contribution plan share a trust (see note 6). The Plan’s investment in the Master Trust is based on its equity share of the Master Trust’s net assets.
The Master Trust’s investments in registered investment companies and common stock are stated at fair value. Fair value is based on the quoted market or redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing market price on the last business day of the Plan year. Common collective funds contain investments in guaranteed investment contracts, which are stated at contract value. The Plan’s interest in a common collective fund is valued based on information reported by the Plan’s trustee using financial statements of the common collective fund at year end. These investments are maintained in the Stable Value Fund of the Master Trust as of December 31, 2013 and 2012. The statements of net assets available for plan benefits present the fair value of the Plan's interest in the common collective fund as well as the related adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Securities transactions are accounted for on a trade-date basis.
The Plan presents in the statements of changes in net assets available for plan benefits the Plan’s interest in income of the Master Trust, which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation on those investments.
The Plan provides for investing in numerous funds, which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule of assets (held at end of year).

(2) Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan and covers substantially all salaried, sales, and nonexempt employees, of Mohawk Carpet, LLC (the Company), a wholly owned subsidiary of Mohawk Industries, Inc., and all employees, including hourly, nonexempt and salaried, of the Karastan Bigelow Group and the Lauren Park Mill Group. The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 as ammended (ERISA). Full-time employees are eligible to participate in the Plan at the beginning of the calendar month after the

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Notes to Financial Statements
December 31, 2013 and 2012

completion of 90 days of service. Part-time employees are eligible to participate in the Plan after one year of service. Newly eligible employees are automatically enrolled in the Plan at a contribution rate of 3% of pay unless the employees elect otherwise.  Employees may opt out or discontinue contributing to the Plan at any time.
The Plan is administered by an Administrative Committee (Committee) appointed by the Company. The Committee is responsible for the control, management, and administration of the Plan and the assets. Fidelity Management Trust Company (Fidelity) was the Trustee of the Plan as of and for the years ended December 31, 2013 and 2012.

(b)	Contributions
Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 50% of their gross compensation, subject to certain limitations. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan. Participants who are considered a Highly Compensated Employee by the IRS definition are limited to a 6% annual deferred maximum, subject to certain limitations. For all participants, the Company provides 50% matching contributions up to the first 6% of each participant’s gross compensation contributed to the Plan.
The terms of the Plan also provide for discretionary employer profit sharing contributions to plan participants employed on the last day of the plan year or terminated during the plan year on account of death, disability, or retirement. During 2013 and 2012, there were no discretionary employer profit sharing contributions relating to 2013 and 2012.

(c)	Participant Accounts
Each participant’s account is credited with the participant’s contributions for the period as well as the employer’s matching contribution and an allocation of any discretionary employer profit sharing contribution. Investment income, realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants’ accounts daily based on the proportion of each participant’s account balance to the total account balance within each investment fund at the beginning of the month.
Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for daily valuation of accounts.

(d)	Distributions to Participants

A participant's account shall be distributed in a lump sum payment in cash. If any portion of the account is invested in Company stock, the participant may elect to receive the Company stock in whole shares with cash paid for fractional shares. Unless another election is made by the participant, an account balance less than $1,000 will be paid out in cash. Unless another election is made by the participant, an account balance between $1,000 and $5,000 will be rolled into a Fidelity IRA established for the participant's benefit and the account balance will be invested in an investment product designed to preserve principal and provide a reasonable rate of return.
Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the plan agreement. Participants may also borrow the lesser of $50,000 or 50% of the value of their accounts subject to limitations provided by the Plan. Loans must be paid back to the Plan generally within four years of the loan date, with the exception of home equity loans.
Benefits are recorded when paid.

(e)	Vesting
Participants are immediately vested in their contributions and any income earned on such contributions. Participants are vested in the Company’s matching and discretionary contributions after one year of service.
Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan and/or administrative expenses. In 2013 and 2012, employer

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Notes to Financial Statements
December 31, 2013 and 2012

contributions were not reduced by forfeitures. In 2013 and 2012, $74,132 and $25,555 of forfeited funds were used to pay administrative expenses, respectively.

(f)	Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees. All other Plan related expenses are paid by the Plan.

(g)	Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans from participants are reclassified as distributions based upon the terms of the Plan document in compliance with IRS guidelines. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 1.0%. Generally, loans must be repaid over a period not to exceed four years.

(h) Transfer of Assets from the Pfleiderer North American 401K Plan (the Pergo Plan)

The Plan was amended on April 7, 2013 to provide for the merger of the Pergo Plan into the Plan. On May 31, 2013, the Pergo Plan assets (including loans receivable) were transferred into and merged with the Plan. Assets in the amount of $6,679,314 were transferred into the Plan. The participants of the Pergo Plan are now participants of the Plan and are subject to full rights and privileges thereof, as provided in the Plan document.

(i) Transfer of Assets from the Marazzi USA, Inc. Employee Savings Plan and the Monarch Ceramic Tile, Inc. Plan (the Marazzi Plans)

The Plan was amended on June 30, 2013 to provide for the merger of the Marazzi Plans into the Plan. On July 3, 2013, the Marazzi Plans assets (including loans receivable) were transferred into and merged with the Plan. Assets in the amount of $14,569,442 were transferred into the Plan. The participants of the Marazzi Plans are now participants of the Plan and are subject to full rights and privileges thereof, as provided in the Plan document.

(3) Stable Value Fund

The Stable Value Fund consists of the Managed Income Portfolio II (the Fund), which is a common collective trust fund sponsored by Fidelity and is considered to be a stable value fund with underlying investments in investment contracts that carry a “benefit responsiveness” feature. This guarantees that participant-initiated withdrawals from the fund will be covered at contract value. The Fund is valued at fair value and then adjusted by the issuer to contract value. Fair value is equal to the sum of the market value of all the fund’s investments, and contract value is equal to the sum of all of the benefits owed to participants in that fund. The Fund is classified within Level 2 of the valuation hierarchy as participants may ordinarily direct the withdrawal or transfer all of, or a portion of, their investment at contract value (see note 5).

The Fund is a commingled pool of the Fidelity Trust for Employee Benefit Plans. The Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Notes to Financial Statements
December 31, 2013 and 2012

circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
•	Any transfer of assets from the Fund directly into a competing investment option
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions
•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrap” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer
•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow
•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

The overall effective yield of the Fund for the years ended December 31, 2013 and 2012 was approximately 1.5% and 1.7%, respectively. The crediting interest rate earned by the Fund for the years ended December 31, 2013 and 2012 was approximately 0.9% and 1.0%, respectively.

(4) Transactions with Parties in Interest
As of December 31, 2013 and 2012, the Master Trust held investments in Mohawk Industries, Inc. common stock, registered investment companies and a common collective fund that are sponsored by the Trustee.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Notes to Financial Statements
December 31, 2013 and 2012

(5) Fair Value Measurement
Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Financial Accounting Standards Board Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity instruments and alternative investments. An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.
Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Notes to Financial Statements
December 31, 2013 and 2012

The following table presents the Plan’s fair value hierarchy for those assets measured at fair value as of December 31, 2013 and 2012:

	December 31, 2013
	Fair Value	Level 1	Level 2	Level 3
Investments:
Short-term investments	$6,073,339	6,073,339	—	—
Mohawk Industries, Inc. common stock	57,065,196	57,065,196	—	—
Small-cap funds	47,636,943	47,636,943	—	—
Mid-cap funds	55,445,814	55,445,814	—	—
Large-cap funds	148,220,047	148,220,047	—	—
International funds	26,471,705	26,471,705	—	—
Blended funds	163,142,579	163,142,579	—	—
Fixed income bond funds	31,464,151	31,464,151	—	—
Stable value fund	178,464,230	—	178,464,230	—
Total investments, at fair value	$713,984,004	535,519,774	178,464,230	—

	December 31, 2012
	Fair Value	Level 1	Level 2	Level 3
Investments:
Short-term investments	$3,925,262	3,925,262	—	—
Mohawk Industries, Inc. common stock	40,436,920	40,436,920	—	—
Small-cap funds	34,145,788	34,145,788	—	—
Mid-cap funds	38,673,645	38,673,645	—	—
Large-cap funds	115,462,307	115,462,307	—	—
International funds	22,330,275	22,330,275	—	—
Blended funds	118,741,665	118,741,665	—	—
Fixed income bond funds	43,080,532	43,080,532	—	—
Stable value fund	182,979,239	—	182,979,239	—
Total investments, at fair value	$599,775,633	416,796,394	182,979,239	—

(6) Investments
At December 31, 2013 and 2012, the Plan’s interest in the net assets of the Master Trust at fair value was approximately 75.4% and 73.7%, respectively.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Notes to Financial Statements
December 31, 2013 and 2012

Master Trust net assets as of December 31, 2013 and 2012 are as follows:

	2013	2012
Investments, at fair value
Interest-bearing cash	$19,897,492	16,797,072
Mohawk Industries, Inc. common stock	57,065,196	40,436,920
Registered investment companies	458,557,086	359,562,402
Common collective fund	178,464,230	182,979,239
Net assets, at fair value	713,984,004	599,775,633
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,514,693)	(4,964,494)
Net assets, at contract value	$711,469,311	594,811,139
Plan's interest in the Master Trust, at fair value	$538,547,970	441,192,456

Investment income has been allocated among the Plans based on the respective participants’ interest. Changes in net assets of the Master Trust for the plan years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Interest and dividends	$19,537,397	12,311,130
Net appreciation (depreciation) in fair value of investments:
Mohawk Industries, Inc. common stock	24,183,403	14,763,284
Registered investment companies	70,856,221	37,582,690
	114,577,021	64,657,104
Administrative expenses	547,781	505,338
Net transfer of assets in/(out) of investment account	2,628,932	(4,278,977)
Net increase in net assets	116,658,172	59,872,789
Net assets at beginning of year	594,811,139	534,938,350
Net assets at end of year	$711,469,311	594,811,139
Plan's interest in the Master Trust income	$92,933,547	51,565,149
The following investments represent 5% or more of the Master Trust’s assets at December 31, 2013 and 2012:

	2013	2012
Mohawk Stable Value Fund	$178,464,230	182,979,239
Colombia Dividend Income Z	60,858,539	49,163,405
Spartan 500 Index	56,109,538	44,385,026
PIMCO Total Return Admin*	—	42,735,094
Mohawk Industries, Inc. Common Stock Fund	57,065,196	40,436,920
Mohawk Moderate Fund	43,634,696	37,296,899

* The Plan’s investment in this fund as of December 31, 2013 did not represent more than 5% of the Plan’s net assets on that date.

All of the Plan’s investments are held by a Party-in-Interest to the Plan.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Notes to Financial Statements
December 31, 2013 and 2012

(7) Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated November 15, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and currently being operated in substantial compliance with the applicable requirements of the IRC.
U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(8) Plan Termination
While it is the Company’s intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the plan agreement. In the event of plan termination, participants will become 100% vested in their accounts.

(9) Net Transfers Between Affiliated Plans
Along with this Plan, the Company also sponsors the Mohawk Carpet, LLC Retirement Savings Plan. During 2013 and 2012, due to changes in employment status, net transfers between the plans were $1,022,092 and $529,466, respectively.

(10) Reconciliation to Form 5500
The following schedule reconciles amounts per the accompanying financial statements to Form 5500 for December 31, 2013 and 2012:

	2013	2012
Net assets available for plan benefits per the accompanying financial statements	$551,917,387	451,599,139
Adjustment from contract value to fair value for Plan's interest in Master Trust related to fully benefit-responsive investment contracts	1,432,502	2,797,121
Net assets available for plan benefits per Form 5500	$553,349,889	454,396,260
Net increase in net assets available for plan benefits before transfers to/from other Mohawk Carpet, LLC Plans per the accompanying financial statements	$78,047,400	48,009,543
Adjustment from contract value to fair value for Plan's interest in Master Trust related to fully benefit-responsive investment contracts	(1,364,619)	(386,053)
Net increase in net assets available for plan benefits before transfers to/from other Mohawk Carpet, LLC plans per Form 5500	$76,682,781	47,623,490

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2013

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Includes Late Participant Loan Repayments	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VCFP
No	$—	2,810	*	—
No	$29,007	—	**	—
Yes	$6,134	—	***	—

*Represents one delinquent participant contribution that was not deposited on timely basis. The Company has corrected the error by contributing the amount to the Plan (with additional earnings) and filing an excise tax return with the Internal Revenue Service.

**Represents total delinquent participant contributions during 2011 in the Pergo Plan prior to its merger into the Plan and the Mohawk Carpet, LLC Retirement Savings Plan (collectively the Plans). The contributions were remitted to the Pergo plan in 2011; however, lost earnings on the late contributions were not remitted to the Plans. The Company plans to make the lost earnings contributions to the Plans and file an excise tax return with the Internal Revenue Service in 2014.

***Represents total delinquent participant loan payments during 2011 in the Pergo Plan prior to its merger with the Plans. Neither the loan payments nor the lost earnings on the late loan payments were remitted to the Plans. The Company plans to make the loan payments and lost earnings contributions to the Plans and file an excise tax return with the Internal Revenue Service in 2014.

See accompanying report of independent registered public accounting firm.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

Identity of issue	Description of investment	Current value
*Plan's interest in Master Trust, at fair value		$538,547,970
*Notes receivable from participants	(1)	14,495,577
	Total	$553,043,547

*Represents parties in interest to the Plan.

(1) Loans are consummated at a fixed rate (then current prime rate plus 1.00%) with maturity dates through November 19, 2023. Interest rates range from 4.25% to 9.50% on loans outstanding.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mohawk Carpet, LLC Retirement Savings Plan II (Full Title of the Plan)

June 20, 2014	By: /s/ Philip A. Brown
Vice President, Human Resources

Exhibits to Form 11-K

Exhibit 23.1	Consent of KPMG LLP